DRAFT - FOR DISCUSSION PURPOSES ONLY

(212) 701-3036
November 8, 2006

Re:	TriMas Corporation:
Form S-1 filed August 3, 2006
File No 333-136263

Dear Mr. Watkinson:

Pursuant to our voicemails, below are TriMas Corporation’s proposed responses to the SEC comment letter dated October 26, 2006. Please respond to Jonathan Schaffzin at (212) 701-3380 or Douglas Horowitz at (212) 701-3036 as to your availability to discuss the responses.

Financial Statements

Note 7—Goodwill and Other Intangible Assets, page F-18

1.
We have reviewed your response to comment 15 in our letter dated October 5, 2006. Please note that our concern regarding the mismatching of expense that may result from your policy of writing-off the unamortized portion of the customer relationship intangible upon the loss of the related customer relationship is with periods prior to the write-off. We agree that subsequent to the write-off the lack of expense is consistent with no longer receiving a benefit from the customer relationship.

Response: The Company notes this comment.

2.
For all customer losses related to the 25- and 40-year intangibles for each period subsequent to the initial recognition of the 25- and 40-year intangibles, please separately disclose what percentage of the original 25- and 40-year intangibles is represented by the lost customer relationships. Please segregate your analysis of the 40-year intangible into the Rieke, Compac and Hitch Pro customer relationships.

Response: The Company has advised us that during the period November 28, 2000 through December 31, 2005, 10.42% and 1.35% of original customer intangible value with assigned useful lives of 25 years and 40 years, respectively, is represented by the lost customer relationships. The table below summarizes the percentages represented by lost customer relationships of the original intangible value and the prior year’s remaining intangible value, respectively, for the Company’s 25 and 40 year customer intangibles:

The Company has added language to its disclosure in the notes to the annual consolidated financial statements (Goodwill and Other Intangible Assets) to separately disclose what per-

centage of the original 25- and 40-year intangibles is represented by the lost customer relationships.

3.	You state that you review actual attrition rates as compared with estimated attrition rates. Please tell us the estimated attrition rate for each of the customer groups.

Response: The Company has advised us that the estimated attrition rates used for purposes of their periodic evaluation of the remaining useful lives of customer intangibles, for each of its customer groups, is as follows:

These estimated attrition rates represent the anticipated annual customer attrition as a percentage of the prior year’s remaining customer base.

4.
We have reviewed your response to comment 16 in our letter dated October 5, 2006. You indicate that the useful lives for each customer group were determined based on analyses of available qualitative and quantitative data. Please tell us specifically how you determined the allocation of customer relationships between various useful lives you determined. You should identify the specific characteristics used in evaluating the relationships.

Response: The Company engaged an independent valuation firm, Duff & Phelps, LLC (formerly known as Standard & Poor’s Corporate Value Consulting) to perform analysis used to identify and value intangible assets of the Company’s business units and determine related estimated useful lives, at the time of its acquisition (as part of the acquisition of Metaldyne by Heartland) in November 2000.

The Company originated in 1988 and grew rapidly through a series of acquisitions of old-line industrial products companies with diverse customers. Many of the acquired companies had been operating as stand alone businesses for decades prior to being acquired by the Company. As a result of this growth through acquisition, the Company inherited many long-term customer relation-

ships in a variety of product categories, and as a result, the Company has deep relationships with a diverse set of customers.

As part of its valuation process, the Company identified customer groups for either specific branded products or niche market product offerings within each of its business units. In certain of the Company’s business units, there are groups of customers significant to specific operations that exhibit long-term buying patterns historically, with little turnover expected in future periods. On a consolidated basis, TriMas does not have a single customer(s) that comprises more than 10% of revenues requiring disclosure in the consolidated financial statements. This dynamic is due to the fact that TriMas is the combination of niche diversified industrial products companies, as described above.

Working in conjunction with Duff & Phelps, the Company identified customer groups for either specific branded products or niche market product offerings within each of its business units. While the specific nature of customer relationships varied within each business unit, the customer relationships identified tended to fall into the following categories: large industrial customers; large retail/distributor customers; large distributor/multi-national customers, and; other industrial customers. For each of these identified customer groups, remaining useful lives (“RULs”) were estimated based on analysis of customer buying patterns, customer turnover data for the previous three to six years and customer retention data.

The Company and Duff & Phelps conducted interviews with business unit management regarding expectations of future customer losses within the identified customer groups. Specific data analyzed included sales history, turnover of top customers within a given customer group, expected stability of such customer base, long-term customer buying habits and longevity of specific customer relationships. In those circumstances where a given customer group exhibited evidence of customer turnover that was able to be gleaned from the historical customer data, this data was then used by Duff & Phelps to construct Iowa curves, which were used to assign the RULs summarized in the table below

The RULs assigned to each customer group, other than those customer groups which were assigned a 40 year RUL, is summarized below.

Iowa curves were not utilized in determining RULs if the data indicated that little or no turnover existed for a particular customer group. As more fully described below, these customer groups were assigned an RUL of 40 years.

For certain of the Company’s customer groups identified at its Rieke, Compac and Towing Products business units, there was no evidence of customer turnover during the historical period analyzed. Furthermore, management of these business units indicated that these customers had been customers for many years and that they did not expect any turnover in the foreseeable future. For each of these customer groups, Duff & Phelps recommended that an RUL of 40 years be used. Management of the Company concurred with this approach.

Those customer groups, for which a customer relationship intangible was recorded with an RUL of 40 years, consisted of the following:

Business Unit	Customer Group
Rieke	Large Industrial Customers
Compac	Large Industrial Customers
Towing Products	Hitch-Pro Network

Other factors considered in assigning an RUL of 40 years for each of these customer groups is more fully discussed below.

Rieke
Rieke designs and manufactures traditional industrial closures and dispensing products such as steel drum closures, plastic drum closures, and plastic pail dispensers and plugs. The Company analyzed Rieke’s customer sales data for the years 1996 - 2000, noting that Rieke’s 20 largest customers (“Large Industrial Customers”) accounted for approximately 34%, or $35.9 million, of 2000 sales. These customers included: Russell Stanley, Nampac/Southcorp, Van Leer Container, Grief Bros., Letica, Plastican, Cal-Western Packaging, Evans, Ropak, General Steel Drum, Echolab, Cleveland Steel, Brockway Standard, Myers Container, U.S. Can, Astro Container, Central Can, Sherwin-Williams, Headwin and Basco. The Large Industrial Customers have been continual customers of Rieke for periods ranging from 25 - 40 years, except for Cal-Western Packaging, which has been a customer for 10 years. Through interviews with operating unit personnel, the Company and Duff & Phelps also considered the following factors with respect to Rieke’s operations and its Large Industrial Customers:

-	Rieke competes with a very small number of companies that offer the same broad product line, and the degree of competition varies by product segment.
-	Rieke is an extremely well respected and recognized market participant.
-	Rieke has strong relationships with its Large Industrial Customers, the longevity of which is due to the quality and performance of its products.
-	Sales representatives and managers spend approximately 75% of their time pursuing new business as existing customers exhibit very low turnover.

-	Customer losses are extremely rare - the top 25 customers were customers, on average, for more than 27 years.

Based on an analysis of the quantitative and qualitative factors outlined above, Duff & Phelps concluded there was virtually no turnover among Rieke’s Large Industrial Customers. Given these facts and Rieke management’s view that there was no reason to believe that any of the Large Industrial Customers would leave in the future, Duff & Phelps concluded an estimated useful life of 40 was appropriate and supportable from a valuation perspective. The Company concurred with this assessment.

Compac
Compac manufactures flame-retardant facings and jacketing used in connection with fiberglass insulation as temperature and vapor barriers and pressure-sensitive specialty tape products used for insulation. The Company analyzed Compac’s customer sales data for the years 1996 - 2000, noting that Compac’s 10 largest customers (“Large Industrial Customers”) accounted for approximately 66%, or $42.6 million, of its 2000 sales. These customers include: Knauf Fiberglass, Certainteed, Owens-Corning Fiberglas, Therm-all, Mansion Insulation, Specialty Products and Insulation, Scott Manufacturing, Nippon Coated Abrasives Company, BWI Distribution, and Wiremold Company. The Large Industrial Customers have been long-standing customers of Compac for periods ranging from 10 years to more than 25 years. Through interviews with operating unit personnel, the Company and Duff & Phelps also considered the following factors with respect to Compac’s operations and Large Industrial Customers:

-	Compac does not face a significant number of competitors.
-	Compac is a well-recognized and respected market participant.
-
Large Industrial Customers have a “partner” relationship mentality with Compac due to their long association with Compac, the quality of the product, the reliability of the product, and willingness to work with them on delivery and pricing terms.

-	Customer losses are extremely rare - the top 25 customers have been customers on average more than 15 years.

Based on an analysis of the quantitative and qualitative factors outlined above, Duff & Phelps concluded there was no turnover among Compac’s Large Industrial Customers. Given these facts and Compac management’s view that there was no reason to believe that any of the Large Industrial Customers would leave in the future, Duff & Phelps concluded an estimated useful life of 40 was appropriate and supportable from a valuation perspective. The Company concurred with this assessment.

Towing Products, Inc.
Towing Products provides towing and hitch equipment, such as ball mounts, drawbars, hitch receivers, 5th wheel hitches and weight distribution components. The Company’s Hitch-Pro customers are an independent dealership network for Towing Products and sell products under the Draw-Tite brand name. Hitch-Pro dealers are selected by Towing Products to ensure that the Company has input into the activities of these distributors and installers to assure quality, favorable end-user experience, and reliable distribution. The Hitch-Pro dealers are a significant part of Towing Products’ business model and are integral to its brand and channel distribution strategy. Towing Products provides marketing, product, application, and installation support activities to these selected distributors and installers and in exchange the Hitch-Pro dealers and installers provide a reliable, ongoing source of future business with measurable value. Sales revenue of Hitch-Pro dealers in 2000 approximated $39.0 million and represented approximately 35% of Draw-Tite’s overall sales.

The Company believes the Hitch Pro dealer network, which has been a key part of Towing Products’ business for more than 25 years, will continue to be an integral part of its brand and channel distribution strategy as long as the Company remains in the business of providing towing products and accessories under the Draw-Tite brand name. Towing Products and its predecessor companies has provided towing products and accessories for over 50 years, and fully expects to continue to vigorously compete in this market niche. Duff & Phelps concluded an estimated useful life of 40 years was supportable based on available data and was appropriate and supportable from a valuation perspective. The Company concurred with this assessment.

The Company supplementally notes that it has addressed similar comments from the Staff in connection with its Form S-4 registration statement, File No. 333-100351.

Very truly yours,

/s/Douglas Horowitz
Douglas Horowitz

Scott Watkinson
Mail Stop 0404
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

VIA EDGAR